UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Natural Gas commercial portfolio

—

Rio de Janeiro, May 29, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that it has approved new natural gas sales products and is participating in the competitive public call processes for state distributors with the new commercial portfolio.

With the opening of the natural gas market, which already has contracts with more than 14 suppliers, the company has developed a new commercial portfolio for the sale of natural gas with diversified terms, indexers, and place of delivery, with the objective of ensuring its competitiveness in the public calls being made by the state distributors and in the commercialization via the Free Market.

After a few cycles without using the gas-gas indexer (Henry Hub), the Company has started using it again in this new portfolio, in addition to the Brent indexer, and has expanded the contractual term options, in order to allow the distributors to compose a portfolio that is adherent to the needs of their markets.

Petrobras also presented two options as the place to deliver the natural gas: (a) at the hub, where the Company is responsible for contracting the entry into the transportation system and the customer is responsible for contracting the exit, or (b) at the delivery point (city-gate) where Petrobras is responsible for contracting the entry and exit of transportation.

In addition to diversification, Petrobras' commercial conditions seek to make the competitive environment and the market opening process even more dynamic by allowing, among other things, the reduction of volumes contracted by state distributors in case of migration of volumes from captive customers to the free environment, in addition to greater flexibility in the distributors' supply management with the inclusion of a decontracting option for volumes that exceed 2/3 of the volumes commercialized in each concession zone, in line with what is established in Resolution CNPE 03/2022.

The pricing formulas may only be disclosed when the competitive processes of the local distributors are concluded, which are under confidentiality.

It is important to note that supply contracts eventually signed with distributors will become public and will be disclosed by the ANP, as provided for in ANP Resolution No. 52/2011, which, in § 6 of art. 11, provides that the Agency will give full publicity to natural gas purchase and sale contracts signed between traders and local piped gas distributors to serve captive markets, as well as their main commercial conditions, in order to facilitate consumer access (https://www.gov.br/anp/pt-br/assuntos/movimentacao-estocagem-e-comercializacao-de-gas-natural/acompanhamento-do-mercado-de-gas-natural/publicidade-de-contratos-de-compra-e-venda).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9o Andar – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer